EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$132,025	$118,460	$142,199	$127,417	$114,341
Fixed Charges (as below)	60,503	60,529	67,012	58,094	55,808
Total Earnings	$192,528	$178,989	$209,211	$185,511	$170,149

FIXED CHARGES
Interest Expense	$57,581	$59,168	$64,105	$54,261	$50,089
Credit for Allowance for Borrowed Funds Used During Construction	2,163	549	608	312	1,198
Trust Dividends	-	(268)	(201)	(179)	(179)
Estimated Interest Element in Lease Rentals	759	1,080	2,500	3,700	4,700
Total Fixed Charges	$60,503	$60,529	$67,012	$58,094	$55,808

Ratio of Earnings to Fixed Charges	3.18	2.95	3.12	3.19	3.04